UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02020233

NO ACT
P.E. 12-20-2001
1-07476

Act 1934
Section
Rule 14A-8
Public Availability 2/17/2002

February 17, 2002

J. Michael Savage
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 AmSouth/Harbert Plaza
Birmingham, AL 35203-2618

Re: AmSouth Bancorporation
Incoming letter dated December 20, 2001

Dear Mr. Savage:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to AmSouth Bancorporation by Elton W. Shepard. We also have received a letter from the proponent dated December 24, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, GA 30342

MAYNARD, COOPER & GALE, P.C.
ATTORNEYS AT LAW
1901 SIXTH AVENUE NORTH
2400 AMSOUTH/HARBERT PLAZA
BIRMINGHAM, ALABAMA 35203-2618
(205) 254-1000
FACSIMILE (205) 254-1999

J. Michael Savage

Direct Dial No.: 205-254-1055
E-Mail Address: msavage@mcglaw.com

December 20, 2001

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Elton W. Shepherd

Ladies and Gentlemen:

AmSouth Bancorporation ("AmSouth") has received a shareholder proposal (the "Proposal") from Elton W. Shepherd (the "Proponent") for inclusion in AmSouth's proxy materials for its year 2002 annual shareholders meeting. The Proposal would urge the AmSouth Board of Directors to terminate a "***free*** restricted stock program," return all restricted shares to AmSouth and suspend further stock option grants until a formal written explanation of the specific details of AmSouth's performance incentive plan are provided to AmSouth shareholders. A copy of the Proposal is included with this letter as Exhibit A.

AmSouth intends to exclude the Proposal from its proxy statement and form of proxy for its year 2002 annual shareholders meeting. Mr. Shepherd did not demonstrate his eligibility to submit a shareholder proposal under Rules 14a-8(b) and 14a-8(f). We also believe it is proper to exclude the Proposal from the proxy materials pursuant to Rules 14a-18(i)(2), 14a-8(i)(3) and 14a-8(i)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the reasons set forth below. We respectfully request that the Division of Corporation Finance (the "Division") advise AmSouth that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if AmSouth omits the Proposal from its proxy materials.

I. Mr. Shepherd Has Not Complied with the Eligibility Requirements - - Rules 14a-8(b) and 14a-8(f)

AmSouth received the Proposal on November 6, 2001. Mr. Shepherd's transmittal letter is included with the Proposal as Exhibit A. In his transmittal letter, Mr. Shepherd stated, "I have continuously held more than $2,000 in AmSouth stock for many years and plan to continue to hold this stock through the date of the 2002 annual meeting." Following receipt of the Proposal, AmSouth attempted to verify Mr. Shepherd's eligibility pursuant to Rule 14a-8(b). By letter dated November 16, 2001, AmSouth advised Mr. Shepherd of its inability to verify his eligibility to submit a proposal. A copy of that letter, and a copy of the Federal Express delivery log associated therewith, is attached at Exhibit B. Mr. Shepherd was notified within 14 calendar days as provided by Rule 14a-8(f).

Mr. Shepherd's response, dated November 23, 2001, attempted to remedy this eligibility question. A copy of his response is attached as Exhibit C, including the enclosed information from Salomon Smith Barney. The statement from Salomon Smith Barney fails to comply with Rule 14a-8(b)(2)(i) in that it does not verify that Mr. Shepherd continuously held the securities for at least one year. We refer to Staff Legal Bullentin No. 14, Section C.1.c.(2) in support of this position. We believe that Mr. Shepherd has failed to establish his eligibility under the terms of Rule 14a-8 and that AmSouth can, therefore, exclude the Proposal.

II. The Proposal Would Violate Law - - Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits a registrant to omit from its proxy materials shareholder proposals that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Staff has permitted exclusion of shareholder proposals if the proposal would cause the registrant to breach existing contractual obligations. See *Hydron Technologies* (May 8, 1997) (proposal limiting compensation excludable under former Rule 14a-8(c)(2) as breach of contract); *CoBancorp Inc.* (February 22, 1996) (proposal requesting rescission of the registrant's long-term incentive plan excludable under former Rule 14a-8(c)(2) as breach of contract).

To the extent that "terminat[ing] the free restricted stock program, return[ing] all restricted shares to AmSouth and suspend[ing] further stock option grants until a formal written explanation of the specific details of the PIP [performance incentive program] are provided to shareholders" would require AmSouth unilaterally to alter or rescind existing compensatory arrangements, AmSouth would breach its obligations under existing compensatory arrangements. Outstanding grants of restricted stock represent contractual obligations of AmSouth. If such outstanding arrangements were terminated, AmSouth would be in breach of its existing contractual obligations to the executives who are party to those arrangements.

Accordingly, it is our opinion that the Proposal can be omitted under Rule 14a-8(i)(2) because, if implemented, the proposal could cause AmSouth to breach existing, contractual compensatory arrangements and, thus, state law.

III. The Proposal's Supporting Statement Would Violate Proxy Rules - - Rule 14a-8(i)(3)

A. False and Misleading.

Rule 14a-8(i)(3) provides that a company may properly omit from its proxy materials a proposal that, along with its supporting statement, is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. In particular, Rule 14a-9 states that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. In addition, unfounded assertions and inflammatory rhetoric representing a proponent's unsubstantiated personal opinion have been viewed by the Commission as contrary to Rule 14a-9, and consequently excludable from proxies under Rule 14a-8(i)(3). See, e.g., *SI Handling Systems, Inc.* (May 5, 2000).

The Proposal and supporting statement should be excluded under Rule 14a-8(i)(3) because it portrays opinions as statements of fact, contains unsubstantiated assertions, omits materials facts and contains false and misleading information, including the following:

1. "In January, 2002, we completed a third consecutive year of sub-par performance and perhaps began a fourth. The dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price . . ."

The phrase "a third consecutive year of sub-par performance" represents an unsubstantiated opinion, and reference to beginning a fourth such year is a forward-looking statement with no stated basis of support.

2. "While the collapse of our stock resulted in devastating losses for shareholders, senior managers escaped this debacle . . ."

This assertion is materially false and misleading, in that "senior managers" of AmSouth share in losses that result from declines in AmSouth's stock price. Because AmSouth executives own large numbers of AmSouth shares, declines in price affect them substantially.

3. "Thus by using shareholder resources, this transaction was essentially risk free."

This statement is materially false and misleading. The transaction was not "risk free," because, in fact, the restricted shares granted to each participant were also pledged to secure the loan used to purchase AmSouth shares. The lender bank is unaffiliated with AmSouth, and looked to **all**

the pledged shares to secure the loan. Had AmSouth not met the performance criteria necessary to trigger the performance incentive plan payout, each participant would still have been required to repay the loan to the unaffiliated bank, with no guarantee that the pledged collateral would be sufficient to pay that debt.

4. "Taken together, he received about $10-million on a $2.2-million investment, a 355% return in just three years."

With respect to all but the 45,000 purchased shares discussed in this paragraph of the Proposal, the arrangement was a compensatory arrangement rather than an investment. By grouping together elements of the executive's compensation with the 45,000 shares purchased with the proceeds of the loan, Mr. Shepherd distorts and materially misstates the effect of that investment.

While the performance of American equity markets over the last few months has been disappointing, the hyperbole inherent in Mr. Shepherd's supporting statement would constitute materially false or misleading statements in violation of Rule 14a-9.

B. Vague and Indefinite

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. See *Philadelphia Electric Co.* (July 30, 1992) (seeking to omit proposal requesting that the compensation of CEO and president be linked with the average salaries of other executives a breach of employment contracts).

In this instance, it is unclear how AmSouth would implement the Proposal if it were approved. The Proposal states that shareholders must receive ". . . formal written explanation of the specific details of the PIP [performance incentive program] . . ." It is not clear what will qualify as a "formal written explanation" under the Proposal. AmSouth has, in each year in which it has been appropriate, provided disclosure pursuant to the Commission's rules regarding all its executive compensation programs, including the performance incentive program. This is the method by which AmSouth communicates with its shareholders: the Commission's rules governing proxy statements. We would not know how to provide "formal written explanation" outside the guidelines of the integrated disclosure system and AmSouth's determinations of materiality.

AmSouth has been communicating with Mr. Shepherd by correspondence and telephone over the last few months in a effort to provide him with the explanations he has sought, going well beyond what is required in disclosure to shareholders. This process is continuing.

IV. AmSouth Lacks the Power or Authority to Implement the Proposal - - Rule 14a-8(i)(6)

AmSouth also intends to omit the Proposal pursuant to Rule 14a-8(i)(6) which allows exclusion of a shareholder proposal from proxy materials if "the company would lack the power or authority to implement the proposal." AmSouth would be unable to implement the proposal because AmSouth has binding obligations under the terms of the compensatory arrangements currently in effect. The Staff has previously granted no-action requests if the registrant could not comply with a shareholder proposal because the proposal would cause the registrant to breach a contract, and therefore be beyond the registrant's power to effectuate. See *Texas Meridian Resources Corp.* (March 18, 1996) (seeking to omit proposal requesting that the compensation of CEO and president be linked with the average salaries of other executives as a breach of employment contracts); *CoBancorp Inc.* (February 22, 1996) (agreeing that proposal requesting rescission of the Company's Long-Term Incentive Plan is excludable as written under Rules 14a-8(c)(2) and (6)). Because AmSouth is not permitted to alter these binding agreements unilaterally, the Proposal is beyond AmSouth's power or authority to implement and should be properly excludable pursuant to Rule 14a-8(i)(6).

Furthermore, the Proposal would urge the board to ". . . return all restricted shares to AmSouth . . . ." The restricted shares granted to members of AmSouth management referred to in the Proposal have all vested. It is, therefore, impossible under Delaware law for the board of directors of AmSouth to compel holders of such shares to return them to AmSouth.

V. Conclusion

On the basis of the foregoing, it is AmSouth's position that the Proposal may be omitted from AmSouth's proxy materials for the 2002 annual meeting pursuant to Rules 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6). Furthermore, Mr. Shepherd has failed to comply with Rules 14a-8(b) and (f) regarding his eligibility to submit a proposal. AmSouth respectfully requests the concurrence of the Staff that the Proposal may be excluded from AmSouth's proxy statement relating to its 2002 annual meeting.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this submission is being provided to the Proponent. As further required by Rule 14a-8(j), AmSouth is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before AmSouth files its definitive proxy materials with the Commission.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it in the enclosed postage-paid envelope.

00730484.2

Please call me at (205)254-1055, or Carl L. Gorday, Assistant General of AmSouth, at (205)326-5183 with any questions regarding the foregoing submission.

Very truly yours,

J. Michael Savage

00730484.2

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

Thank you for your letter dated August 17, 2001. It is unfortunate that you have chosen to discontinue further correspondence regarding the PIP program.

Given your decision, attached please find a shareowner proposal that I wish to share with fellow shareowners at the 2002 annual meeting. Please include this shareowner proposal in the 2002 proxy mailed to shareowners.

I have continuously held more than $2,000 in AmSouth stock for many years and plan to continue to hold this stock through the date of the 2002 annual meeting.

Given the problems associated with mail delivery since September 11, I have forwarded two copies of this correspondence to your attention.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

EXHIBIT A

AmSouth Shareowner Proposal - November 5, 2001

Fellow shareowners, it is with a sense of profound regret that I submit this appeal for your thoughtful consideration.

In January, 2002, we completed a third consecutive year of sub-par performance and perhaps began a fourth. The dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999 prior to the First American merger, but since then has generally traded about 50% lower. While the collapse of our stock resulted in devastating losses for shareowners, senior managers escaped this debacle via the Performance Incentive Plan (PIP), a special compensation program involving the clever use of restricted stock.

Each PIP participant purchased AmSouth stock using funds borrowed from another bank. These purchased shares were pledged as collateral. However, participants received one ***free*** restricted share for each share purchased. For example, our CEO purchased 45,000 shares for $2.2-million, but received 45,000 ***free*** restricted shares, valued at $2.2-million, at the same time. Thus, by using shareowner resources, this transaction was essentially risk free. After the PIP ended in 1999, our CEO received an $8.8-million PIP payout. And, he still retained 45,000 ***free*** restricted shares. Taken together, he received about $10-million on a $2.2-million investment, a 355% return in just three years.

With about $20-million in PIP payments to just nine managers, I exchanged three letters with AmSouth seeking program details. In August, 2001, AmSouth discontinued further correspondence. I am still seeking the following information:

The PIP document.

A Pre-Merger Consolidated Statement Of Earnings And Balance Sheet For 1996 - 1999.

And Importantly, Details Of How PIP Payouts Were Specifically Calculated For Each Participant.

This information is important because one criteria which triggered PIP payouts was an 18% compound growth rate in diluted earnings per share (EPS), treating AmSouth as a pre-merger entity. This required EPS to increase from $1.03 at year end 1996 to $1.70 at year end 1999, or 67-cents. Through September 1999, when AmSouth last reported earnings as a pre-merger entity, 20-cents of the required 67-cents, or 30% of the total, had been achieved by a reduction in the provision for loan losses (PLL). PLL is an accounting reserve subject to revision. When PLL decreases, EPS increases.

Surely, fair minded people would agree that shareowners are entitled to a comprehensive explanation of the details of the PIP program.

In addition to $20-million in special PIP payments, senior managers received $13.5-million in regular compensation during the 1997-1999 period, $2.5-million of ***free*** restricted stock and 825,000 stock options. A grand total that approaches $40-million.

We desperately need to return sanity, and fundamental fairness, to our compensation program.

Resolved: That shareowners urge our Board to terminate the ***free*** restricted stock program, return all restricted shares to AmSouth and suspend further stock option grants until a formal written explanation of the specific details of the PIP are provided to shareowners.

AmSouth Bancorporation
Post Office Box 11007
Birmingham, Alabama 35288
(205) 320-7151

AMSOUTH

November 16, 2001

VIA FEDERAL EXPRESS & CERTIFIED
MAIL-RETURN RECEIPT REQUESTED

Elton W. Shepherd
720 Buff Drive, N.E.
Atlanta, Georgia 30342

Re: Shareholder Proposal dated November 5, 2001

Dear Mr. Shepherd:

On November 6, 2001, we received your proposal, dated November 5, 2001, for inclusion in AmSouth's proxy statement for the 2002 Annual Meeting. We would like to continue a dialogue with you about the subject of this proposal, and believe that we can resolve the concerns reflected in your proposal.

However, under SEC Rule 14a-8, which applies to shareholder proposals, we are notifying you that Rule 14a-8(b)(1) requires that you must have continuously held at least $2,000.00 in market value, or 1%, of AmSouth's common stock for at least one year by the date you submit your proposal. You must also continue to hold those securities through the date of the meeting. AmSouth's stock transfer records do not show your name as a registered holder of AmSouth common stock. We cannot, therefore, verify your eligibility to submit a shareholder proposal. The share ownership requirement is an eligibility requirement under Rule 14a-8(b). That rule explains how you prove eligibility when you are not a shareholder of record. Under Rule 14a-8(f) we are notifying you of your possible failure to comply with the eligibility requirement. Your response to this notification must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification.

We are required to give you this technical response. As noted above, we look forward to talking to you. I will be calling you shortly.

Very truly yours,

M. List Underwood, Jr.

M. List Underwood, Jr.
Senior Vice President, Investor Relations

EXHIBIT B

00723613.1

Track Shipments

Detailed Results

Quick Help

Tracking Number	495426785489
Reference Number	121-85
Ship Date	11/16/2001
Delivered To	Recipient
Delivery Location	ATLANTA GA
Delivery Date/Time	11/20/2001 13:39
Signed For By	A.SHEPARD
Service Type	Priority Overnight

Tracking Options

- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
Delivered MARIETTA GA	11/20/2001 13:39	
On FedEx vehicle for delivery MARIETTA GA	11/20/2001 08:16	
Arrived at FedEx Destination Location MARIETTA GA	11/20/2001 06:40	
Package status MARIETTA GA	11/19/2001 16:18	Package in FedEx location
Delivery attempt MARIETTA GA	11/19/2001 10:18	Customer not available or Business closed
On FedEx vehicle for delivery MARIETTA GA	11/19/2001 08:17	
Arrived at FedEx Destination Location MARIETTA GA	11/19/2001 06:46	
Arrived at Sort Facility MEMPHIS TN	11/17/2001 12:28	
Left FedEx Ramp HAPEVILLE GA	11/17/2001 10:11	
Package status MARIETTA GA	11/17/2001 07:10	Package not due for delivery
Arrived at FedEx Destination Location MARIETTA GA	11/17/2001 07:10	
Arrived at FedEx Ramp HAPEVILLE GA	11/17/2001 05:38	
Left FedEx Sort Facility MEMPHIS TN	11/17/2001 00:39	

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.

Send Email

November 23, 2001

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

Thank you for your letter dated November 16, 2001 concerning my shareowner proposal dated November 5, 2001. My understanding is that you wish to verify my eligibility to submit a shareowner proposal. That verification, from SalomonSmithBarney, is attached.

I have continuously held more than $2,000 in AmSouth stock for many years and plan to continue to hold this stock through the date of the 2002 annual meeting.

I wish to share my shareowner proposal with fellow shareowners at the 2002 annual meeting. Please include this shareowner proposal in the 2002 proxy mailed to shareowners.

Given the problems associated with mail delivery since September 11, I have forwarded two copies of this correspondence to your attention.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

EXHIBIT C

SALOMON SMITH BARNEY

A member of citigroup

404-266-6300 • 800-688-6002

November 21, 2001

Amsouth Bank
P.O.Box 11007
Birmingham, AL 35288

RE: Elton W. Shepherd, Jr.

Dear Sirs:

As of November 5, 2001, the date Mr. Shepherd submitted his shareholder proposal, he was a record holder of 250.12370 shares of Amsouth Bancorporation. Mr. Shepherd purchased 225 shares on May 26, 1999. We currently hold the certificate in street name for Mr. Shepherd in his Salomon Smith Barney Individual Retirement Account.

We have attached evidence of the original purchase for your records.

Sincerely,

Thomas H. McLaren
Vice President
Control Administrator

THM/lc

SALOMON SMITH BARNEY INC. 3333 Peachtree Road NE, 8th Floor, Atlanta, GA 30326 FAX 404-262-9142

SMITH BARNEY
FOR INTERNAL USE ONLY

*** D17 ***

SELECT CLIENT IRA STATEMENT

JUNE 1 - JUNE 27, 1999 ELTON W SHEPHERD, JR

ACCOUNT NUMBER [redacted]

AILY ACTIVITY DETAILS

CCOUNT ACTIVITY

DATE	ACTIVITY	QUANTITY	DESCRIPTION		PRICE	AMOUNT	MONEY FUNDS BALANCE
			OPENING BALANCE			$ 0.00	$ 11,921.83
06/01/99	BOUGHT	225.00	AMSOUTH BANCORPORATION		27.75	-6,394.57	
06/01/99	REDEMPTION	-6,394.57	SB MONEY FUNDS CASH PORT CL A		1.00	6,394.57	
06/01/99	DIVIDEND		WACHOVIA CORP NEW	CASH DIV ON 301.5811 SHS		147.77	
06/01/99	REINVEST		WACHOVIA CORP NEW	WITHDRAWAL, PENDING REINVEST		-147.77	5,527.26
06/02/99	REINVEST	1.6792	WACHOVIA CORP NEW	REINVESTMENT SHS FOR 06/01/99 REINVESTED AMOUNT $147.77	88.00	0.00	
06/08/99	DIVIDEND		JOHNSON & JOHNSON	CASH DIV ON 105.0395 SHS		29.41	
06/08/99	REINVEST		JOHNSON & JOHNSON	WITHDRAWAL, PENDING REINVEST		-29.41	
06/09/99	REINVEST	.316	JOHNSON & JOHNSON	REINVESTMENT SHS FOR 06/08/99 REINVESTED AMOUNT $29.41	93.062	0.00	
06/11/99	REINVEST	38.50	SB MONEY FUNDS CASREINVESTEDA	FOR PERIOD 05/17/99-06/13/99 28 DAYS AVERAGE YIELD 4.33 %.			5,565.76
06/15/99	DIVIDEND		FIRST UNION CORP	CASH DIV ON 325.0000 SHS		152.75	
06/16/99	AUTOINVEST	152.75	SB MONEY FUNDS CASH PORT CL A		1.00	-152.75	5,718.51
06/18/99	FEE		$40 1999 RETIREMENT PLAN FEE	WAIVED FOR SELECT CLIENT		0.00	
			CLOSING BALANCE			$ 0.00	$ 5,718.51

ESSAGE: FOR CERTAIN EXCEPTIONALLY VOLATILE SECURITIES, PARTICULARLY SHARES OF "INTERNET COMPANIES," INVESTORS RUN THE RISK OF RECEIVING AN EXECUTION HAT IS SUBSTANTIALLY DIFFERENT FROM THE LAST OR QUOTED PRICE. IN THIS ENVIRONMENT, IT IS IMPORTANT TO KNOW YOUR OPTION TO PLACE A "LIMIT ORDER" OR "MARKET ADER," AND THE BENEFITS AND RISKS OF EACH TYPE OF ORDER. ADDITIONAL RISKS MAY BE INCURRED BY DAY TRADING OR TRADING SUCH SECURITIES ON MARGIN. YOUR INANCIAL CONSULTANT IS AVAILABLE TO DISCUSS THESE ISSUES WITH YOU, OR YOU CAN VISIT OUR WEBSITE AT WWW.SMITHBARNEY.COM

T SALOMON SMITH BARNEY, WE BELIEVE THAT OUR CLIENTS' TRUST IS OUR MOST IMPORTANT ASSET. BECAUSE WE KNOW THAT THE INFORMATION YOU SHARE WITH US IS MPORTANT TO YOU, WE HAVE ENCLOSED A PAMPHLET, PRIVACY PROTECTION AT SALOMON SMITH BARNEY, FEATURING THE CITIGROUP PRIVACY PROMISE FOR CONSUMERS. LEASE REVIEW THIS ENCLOSURE FOR DETAILS ON HOW YOUR PERSONAL INFORMATION IS PROTECTED.

December 24, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd Submitted To AmSouth Bancorporation

Ladies and Gentlemen:

Thank you for this opportunity to address the SEC. On two occasions during this past year I have spoken via phone with members of your staff regarding your website and the regulations that cover shareowner proposals. These conversations were very helpful in guiding me through the shareowner proposal process and I am grateful. With regard to my communication with AmSouth, I have attempted to the best of my ability to comply with these regulations. My understanding is that I am entitled to respond to AmSouth's request that the SEC exclude my proposal from its 2002 proxy. My response is set forth below in the hope that you will deny AmSouth's request.

Background

On March 31, 2001 I submitted a letter to Mr. C. Dowd Ritter, AmSouth CEO, which included a number of specific questions regarding a special compensation plan known as the Performance Incentive Plan (PIP). Subsequent to a response on April 23, 2001 from AmSouth General Counsel Mr. Stephen A. Yoder, which did not answer all of my questions, I submitted a second letter dated May 20, 2001 seeking more information. An exchange of letters continued until August 17,2001 when Mr. M. List Underwood, Jr., AmSouth senior VP informed me that . . .

> "while we (AmSouth) strive to answer all reasonable questions of our shareholders, we must decline to answer any further questions you might have on the PIP plan. We believe we have provided you with all the relevant information a reasonable investor would need."

I respectfully disagree, but have attached all correspondence regarding the PIP compensation program so that you can objectively judge for yourself. Given AmSouth's decision to discontinue communication, I contacted the SEC, which ultimately resulted in my shareowner proposal.

Subsequent to the submission of my shareowner proposal on November 5, 2001, I received two additional letters from AmSouth (attached), both seeking to deny inclusion of my proposal in the 2002 proxy. In two phone conversations with Mr. Underwood I have suggested that AmSouth reverse its decision to discontinue communication and provide me with written responses to my questions. Mr. Underwood has indicated that AmSouth is unwilling to do so.

The Issue Before The SEC . . . Excessive Executive Compensation

In my shareowner proposal I conservatively estimated that a select group of senior AmSouth managers received compensation approaching $40-million from the PIP program and from other compensation programs during the 1997-1999 period. In its submission to the SEC, AmSouth did not question the accuracy of this estimate, which could mean that the actual amount was even higher.

It is likely that few shareowners comprehend the magnitude of executive compensation at AmSouth in recent years. Moreover, I believe a significant number of like-minded shareowners will support my proposal when the facts are presented in an objective manner. This is important because it will enable the shareowner community to come together as an informed group and express its concerns to management. Inclusion of my shareowner proposal in the 2002 proxy will initiate this process.

The Performance Incentive Plan's Special Feature . . . Restricted Stock

Under the PIP, each participant was required to purchase AmSouth stock using funds borrowed from another bank. These purchased shares were pledged as collateral. However, participants received one free restricted share for each share purchased. For example, CEO Ritter purchased 45,000 shares for $2.2-million, but received 45,000 free restricted shares, valued at $2.2-milliion, at the same time.

I fail to see how any fair minded person would view this arrangement as equitable. The restricted stock granted under the PIP program was absolutely free, it paid a dividend that could be applied to the outside bank loan due from each participant and it included voting rights that can be used against my shareowner proposal, should you require AmSouth to include it in its 2002 proxy.

Moreover, on page 20 of AmSouth's 1997 proxy, which outlined the general terms of the PIP program for shareowner approval, AmSouth pledged that PIP participants would "forego annual stock options and restricted stock grants through 1999." Yet, according to its 2001 proxy, CEO Ritter received a grant of free restricted stock valued at $2.47-million during 1999, an apparent violation of this pledge.

A Significant Contributor To Net Income Under The PIP . . . The Provision For Loan Losses (PLL)

One criteria which triggered PIP payouts was an 18% compound growth rate in diluted earnings per share (EPS) for the three year 1997-1999 period. Accordingly, in my first letter to CEO Ritter, I asked the following question . . .

> "Were any accounting reserves that had the effect of increasing reported expenses prior to 1/1/97 reversed during the 1997-1999 period, and if so, did the reversal of these accounting reserves affect the measurement of PIP performance criteria?

General Counsel Yoder in his response stated . . .

> "Any reversals of accounting reserves during the 1997-1999 period would not have materially affected whether or not the company exceeded the target of 18% earnings per share growth"

In my shareowner proposal I estimated that 30% of the growth in EPS during the PIP program resulted from a decrease in the provision from loan losses. AmSouth's submission to you did not question the accuracy of this estimate. I believe any fair minded person would consider a 30% contribution to EPS to be a "material" amount, especially when one considers the fact that reaching the EPS target triggered an estimated PIP payout of $20-million to a small, select group of senior managers. Thus, I respectfully disagree with Mr. Yoder.

It is important to note that the % contribution to EPS growth from the PLL could have been higher or lower because my estimate was based on the 33-month period ending in September 1999 when AmSouth last reported financial results as a pre-merger entity. I have asked AmSouth to provide stand alone financial data for the full 36-month period, but it has declined to do so. Perhaps you can encourage AmSouth to provide these data.

Maynard, Cooper & Gale . . . Please Bear In Mind I Am An Individual Shareowner, Not An Attorney

I. Mr. Shepherd Has Not Complied With The Eligibility Requirements . . .

I purchased 225 AmSouth shares on May 26, 1999. With dividends reinvested, this holding now stands at 250 plus shares. Salomon Smith Barney confirmed my holding in a letter to AmSouth dated November 21, 2001. I have indicated that I intend to continue to hold these shares through the date of the annual meeting. With all due respect, I do not have the slightest idea why AmSouth's attorney feels that I have failed to verify my eligibility. If I have done something wrong or need to do something further, please advise and I will take care of it immediately.

II. The Proposal Would Violate Law

The attorney feels that my proposal would require AmSouth to "breach its obligations under existing compensatory arrangements". Yet, AmSouth apparently amended the original terms of the PIP to exclude results from its merger partner, in order to achieve PIP goals. Secondly, the grant of $2.47-million in restricted stock to CEO Ritter in 1999 was an apparent violation of the original terms of the PIP. Thirdly, it is not uncommon for compensation plans to be modified or rescinded as circumstances dictate. Given our current economic recession, many companies have made such announcements. It seems that AmSouth is trying to have it both ways. Change the rules when it is financially beneficial to executives, but refuse to do so when such action would be financially beneficial to shareowners.

III. The Proposal's Supporting Statement Would Violate Proxy Rules . . . A) False and Misleading

1. Unsubstantiated opinion/forward looking statement . . . the stock market is an objective arbiter of the operating performance, management stewardship and future prospects of AmSouth. For three years, and soon to begin a

fourth, the investment community has supported the phrase "a third consecutive year of sub-par performance" by trading AmSouth stock at a price well below its historical high.

2. The phrase "while the collapse of our stock resulted in devastating losses for shareowners, senior managers escaped this debacle" is supported by the fact that PIP payouts, plus other 1997-1999 compensation programs, approached $40-million. Executive pay was increased significantly in 2000 and perhaps again in 2001. These increases in executive pay more than likely offset the drop in value of shares held by these executives, especially when one considers the fact that many of these shares were free grants of restricted stock. In the meantime, shareowners saw the value of our stock drop dramatically.

3. The phrase "thus by using shareowner resources, this transaction was essentially risk free" is supported again by using CEO Ritter as an example. He borrowed $2.2-million to purchase 45,000 shares, but at the same time was granted 45,000 free restricted shares with a value greater than $2.2-million when one adds dividends. When the purchased shares dropped in value, it was a simple matter to increase compensation through other programs, including a grant of $2.47-million in additional free restricted stock in 1999. I fail to see the risk.

4. The phrase "taken together he (CEO Ritter) received about $10-million on a $2.2-million investment, a 355% return in just three years" is supported by combining CEO Ritter's actual PIP cash payout of $8.7-million with an estimated value of $1.3-million for the 45,000 free restricted shares he received as a PIP participant. I am not grouping together CEO Ritter's purchase of 45,000 shares as indicated by the attorney. Nor am I engaging in hyperbole, as the facts, and the calculated return of 355%, speak for themselves.

III. The Proposal's Supporting Statement Would Violate Proxy Rules . . . B) Vague and Indefinite

The attorney states that "it is not clear what will qualify as a formal written explanation" under my proposal. I believe I have been abundantly clear and specific in my questions regarding the PIP (correspondence attached). AmSouth is a talented organization and could easily explain the revenue and expense drivers that resulted in achieving PIP goals, the treatment of any extraordinary items like accounting reserves, a specific explanation of how PIP awards were calculated for each participant, and a copy of the PIP document for those shareowners wishing to receive it.

IV. AmSouth Lacks the Power of Authority To Implement the Proposal

The attorney indicates that my proposal would violate Delaware law by requiring restricted stock recipients to return vested shares. If this is the case, I would be happy to amend my proposal to state that "all unvested restricted shares" be returned to AmSouth. If this is not satisfactory, please suggest language to me that would be appropriate.

Conclusion . . . I Have Been At This All Day, I Have Done My Best And I Am Very Tired

I hope that you will act favorably to include my proposal in AmSouth's 2002 proxy. As you might guess, I do not feel that AmSouth has been completely forthcoming, nor am I confident that notwithstanding your investor protections, AmSouth will ever provide sufficient information to fully understand the PIP program unless required to do so. Moreover, I am troubled by the apparent use of the loan loss provision, and perhaps other accounting reserves, to generate increases in reported EPS and ensure PIP payouts. If possible, I would like the SEC, as the accounting experts, to require AmSouth to provide **you** with the complete details of the PIP program. If, in your professional judgment, this compensation program meets your standards, I will withdraw my proposal.

Thanks for being there for me. You have an enormous responsibility. Merry Christmas.

Yours for the SEC,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404-365-8876

March 31, 2001

Mr. C. Dowd Ritter
Chairman & CEO
AmSouth Bancorporation
Birmingham, Alabama 35288

Dear Mr. Ritter:

Our 2000 proxy document states on page 14, footnote # 3, that the goals of a 1997-1999 performance based compensation plan "were exceeded and ***shareholders realized commensurate returns*** during that period". To the contrary, our stock price peaked shortly after AmSouth was added to the S & P 500 index and thereafter crashed when the First American acquisition was announced. First American was a financially troubled, poorly managed institution whose acquisition has been a significant drag on our stock price. As a result, long term investors now hold AmSouth stock that is worth about half its pre-acquisition value.

Yet, incredibly, $12.9-million was awarded to five senior managers under the terms of this special compensation plan, in addition to $13.5-million in annual salary, bonus and other compensation during the 1997-1999 period . . . a total of $26.4-million for a leadership group, who by the objective standards of the Wall Street investment community, have performed unexceptionally. Given these circumstances, at your earliest convenience, please provide written answers to the following questions:

What were the specific performance criteria of this compensation plan and how were these performance criteria measured? For any performance criteria requiring mathematical calculations, please provide the actual calculations.

Based on these criteria, what were the specific 1997-1999 period results that triggered the plan payout and how was the payout to each plan participant calculated?

Who specifically determined that the performance criteria had been achieved and did Ernst & Young audit the results of this effort?

Were any accounting reserves that had the effect of increasing reported expenses prior to 1/1/97 reversed during the 1997-1999 period, and if so, did the reversal of these accounting reserves affect the measurement of plan performance criteria?

Were any other accounting adjustments included or excluded prior to or during the 1997-1999 plan period, and if so, how did these adjustments specifically affect the measurement of plan performance criteria?

The compensation generated by this plan was extraordinary by any objective measure of peer bank group standards and the Compensation Committee has done a disservice to sharewowners. Moreover, because your actions create an ethereal world of excessive executive remuneration a world apart from branch employees, account sales teams and support personnel, our collective enterprise has been damaged. My Webster's dictionary defines ***greed*** as ***"excessive or reprehensible acquisitiveness".*** Disharmonious words, but I believe the shoe fits.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

cc

Compensation Committee & Plan Participants

AmSouth Bancorporation
Post Office Box 11007
Birmingham, Alabama 35288
(205) 326-4977

Office of General Counsel

AMSOUTH

April 23, 2001

Mr. Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, GA 30342

Dear Mr. Shepherd:

Dowd Ritter gave me your letter questioning payments for the 1997 incentive plan reported in our 2001 proxy statement. We take the views of our shareholders very seriously, and I want to make sure that each of your questions is fully answered.

Please let me first address your general concern about the Long Term Incentive Plan and provide some information that might not be readily apparent from a reading of the proxy statement.

First, the payments made to senior executives under the LTIP for 2000 were made pursuant to a special three-year, performance-based plan that began in January 1997 and ended in December 1999. That special plan established very aggressive performance goals for earnings per share growth during the period as well as for return on shareholders' equity as of the end of the period. Both of those goals were exceeded. During the three-year period of this plan, there were no other annual long term incentive compensation awards made, such as an annual stock option or restricted stock grant. Thus, the amount paid under the special plan actually represented three years' worth of annual long term incentive plan payments that otherwise would have been made annually in 1997, 1998 and 1999. The total amount was paid in early 2000 because the performance period did not end until the end of 1999.

Second, it is important to note that the senior executives who participated in the special incentive program described above were required to put their own funds at risk as part of the program. Each participant was required to borrow the funds necessary to purchase a significant number of shares of AmSouth common stock. If AmSouth's stock had declined in value, such loan would nonetheless have been due and payable in full. In fact, between the start of the special program and the end of the performance period, AmSouth's stock price increased by more than 45% and created $720 million in additional shareholder wealth. We recognize, of course, that for a variety of reasons, chiefly the rapid rise in interest rates in late 1999 and 2000, bank stock prices fell thereafter.

You asked specifically about the performance criteria and how they were measured. The plan required that the executives improve the return on average equity to at least 18% by the end of 1999. It also required that they improve earnings per share growth to 18%. By the end of 1999, the return on average equity was 21.26%. Earnings per share grew at a 19% annual compound growth rate. Both exceeded the targets, triggering the payments, which were set by the compensation committee to be comparable to payments made to executives of similar rank at peer banks.

Please keep in mind that figures for the previous five years listed in the 2000 annual report have been restated to include the former First American and AmSouth operations.

You specifically asked whether accounting reserves prior to 1997 that were reversed during the performance period affected measurement of company performance. AmSouth's financial statements are prepared using Generally Accepted Accounting Principles and are audited by Ernst & Young. Any reversals of accounting reserves during the 1997-99 period would not have materially affected whether or not the company exceeded the targets of 18% earnings per share growth and 18% return on average equity.

The Compensation Committee of the Board of Directors ultimately was responsible for determining that the goals had been reached. Because the criteria were part of our reported financial results, they were audited by Ernst & Young.

Let me reiterate that during the period between January 1997 and the end of 1999, total return for AmSouth shares exceeded 45% and share price increases resulted in additional market capitalization of $720 million.

It is also significant to note that an independent committee of AmSouth directors has concluded that the compensation of AmSouth's senior executives for 2000, including under the LTIP, was fair and reasonable. The Executive Compensation Committee is composed entirely of directors who are not only non-employees but who also meet the independence requirements of various federal laws and regulations. As you may know, such committees are required to publish their reports on executive compensation in a company's annual proxy statement. For AmSouth, that report for 2000 appears at pages 18-20 of this year's proxy statement. I quote from that report, at page 20 of this year's statement:

> The Committee believes that under the AmSouth Executive Compensation Program, executive officers' compensation generally has been commensurate with AmSouth's financial performance and total value received by its shareholders.

Certainly, we respect your right to perhaps disagree with the committee's business judgment. However, I did want you to be aware that an independent group of individuals had passed on the reasonableness of the compensation paid.

Very truly yours,

Stephen A. Yoder
Executive Vice President, General Counsel
and Secretary

May 20, 2001

Mr. Stephen A. Yoder
Executive Vice-President & General Counsel
AmSouth Bancorporation
Birmingham, Alabama

Dear Mr. Yoder:

Thank you for your very informative letter dated April 23, 2001. I was unaware that senior managers who participated in the 1997-1999 performance based compensation plan were required to put their own funds at risk. I would like to learn more, and thus, at your earliest convenience, please provide me with a copy of this special compensation plan document.

In your letter you indicated that one performance component, ***earnings per share***, grew at a 19% annual compound growth rate during the 1997-1999 period. I would like you to reconcile this statement with the fact that data on page 33 of our 2000 annual report apparently do not support your statement. On an "as reported" basis, earnings per share decreased to 86 cents in 1999 versus 98 cents in 1996. On the basis "excludes merger-related and other charges", earnings per share grew at an annual compound growth rate of 14.2% during the 1997-1999 time frame, not 19% (calculated as $1.03/share earned in 1996 X 1.142% X 1.142% X 1.142% = $1.53/share earned in 1999).

With regard to the other performance component, ***return on average equity***, your letter states that "by the end of 1999, the return on average equity was 21.26%". Again, please reconcile this statement with data on page 33. On an "as reported basis", return on average equity decreased from 13.92% in 1996 to 10.69% in 1999. On the basis "excludes merger-related and other charges", return on average equity at the end of 1999 was 18.99%, not 21.26%.

Based on these apparent discrepancies, I will reference once again the first two questions in my letter to Mr. Dowd, dated March 31, 2001 . . .

1) What were the specific performance criteria of this compensation plan (your letter indicates compound growth rate of earnings per share and return on average equity) and how were these performance criteria measured? For any performance criteria requiring mathematical calculations, ***please provide the actual calculations*** (your letter did not do so).

2) Based on these criteria, what were the specific 1997-1999 period results that triggered the plan payout (your letter seems to indicate results at variance to data on page 33 of our annual report) and ***how was the payout to each plan participant calculated*** (your letter did not provide this information).

Thanks in advance for your help in this matter. I look forward to a response at your earliest convenience and wish you the best in all endeavors.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

AmSouth Bank
Post Office Box 11007
Birmingham, Alabama 35288
(205) 326-4977

Office of General Counsel

AMSOUTH

May 24, 2001

Mr. Elton W. Sheperd
720 Buff Drive N.E.
Atlanta, Georgia 30342

Dear Mr. Sheperd:

Thank you for your letter of May 20, 2001 to Steve Yoder. Your request for more information about the calculations involved in the determination of certain executive compensation is being referred to Mr. List Underwood, head of Investor Relations at AmSouth Bancorporation. You should receive a response from Mr. Underwood in the near future.

Very truly yours,

Carl L. Gorday

Carl L. Gorday
Assistant General Counsel

GLC:dc

Cc: Stephen A. Yoder
M. List Underwood, Jr.

AmSouth Bancorporation
1900 Fifth Avenue North, Suite 1400
Birmingham, Alabama 35203
(205) 801-0265
(205) 326-4072 Fax
E-mail: lunderwo@amsouth.com

M. List Underwood, Jr.
Financial Group

AMSOUTH

May 29, 2001

Mr. Elton W. Shepard
720 Buff Drive N.E.
Atlanta, GA 30342

Dear Mr. Shepard:

Steve Yoder gave me your letter dated May 20, asking for more specific information about AmSouth's 1997 Performance Incentive Plan.

First, I have included herein, a copy of AmSouth's 1997 Proxy Statement which contains details about the 1997 Performance Incentive Plan (the Plan) on page 19 under the caption "1997 Performance Incentive Plan" and in the Appendix on page A-1. I have highlighted two paragraphs on page 20 that specifically address your question about executives committing their own funds to purchase AmSouth stock. This is not evident in Appendix A.

Before I go further, I would like to clarify that the results reported in AmSouth's 2000 Annual Report, which you referenced in your letter, were restated for all years presented to reflect the merger with First American. However, the performance criteria used in the Plan were based solely on AmSouth's stand-alone performance from 1997 through 1999. Consequently, you cannot use the financial information in our 2000 Annual Report to calculate the performance results under the Plan.

Because the merger with First American closed on October 1, 1999, the third quarter of 1999 was the last quarter AmSouth reported stand-alone results, and 1998 was the last year AmSouth issued a stand-alone Annual Report. I have enclosed copies of those reports for your reference. I should also point out that AmSouth completed a three-for-two stock split in May 1999, therefore all per-share amounts in the 1998 Annual Report would have to be adjusted to reflect the split.

Following are the specific performance criteria and results under the Plan.

Criteria #1 - A compound annual growth rate for AmSouth's stand-alone diluted earnings per share (EPS) of 18 percent, using 1996 as the base year.

AmSouth 1996 stand-alone, split adjusted, diluted EPS (Inside front cover, 1998 Annual Report) ($1.54 / 1.5 – stock split)	$1.03
AmSouth YTD 3Q99 EPS (1999 3rd Quarter Report, pages 5-6)	$1.25
AmSouth 4Q99 EPS – stand-alone basis (Stand-alone results not reported separately)	$0.47
AmSouth 1999 stand-alone EPS	$1.72
Three-year compound annual growth rate	18.64%

Criteria #2 – A return on average equity by the end of 1999 of 18 percent

1999 return on average equity, including AmSouth's fourth quarter, stand-alone results	21.26%
AmSouth's return on average equity for the 9 months ended September 20, 1999 (1999 3rd Quarter Report, page 3)	20.77%
1998 return on average equity	18.56%
1997 return on average equity	16.51%

Regarding your final question about the calculation of amounts paid under the plan, I refer you to Articles five, six and seven beginning on page A-3 in the 1997 Proxy Statement. These sections outline the criteria the Compensation Committee must follow in determining the payouts to participants.

As always, we appreciate hearing from our shareholders. In the future if you have questions or comments, please feel free to contact me on my direct line at (205) 801-0265.

Sincerely,

M. List Underwood, Jr.

M. List Underwood, Jr.
Senior Vice President
Investor Relations

c: Steve Yoder

June 20, 2001

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

Thank you for your excellent letter dated May 29, 2001. I have a fuller, but still incomplete, understanding of the details of the 1997-1999 Performance Incentive Plan.

The data on pages 5-6 of the AmSouth Third Quarter Report dated September 30, 1999 indicate earnings per share of $1.26 during the first nine months of 1999 versus $1.08 during the comparable period in 1998. Closer examination indicates that about half of this increase of 18-cents per share was derived from a very significant ***reduction*** in the provision for loan losses, an accounting reserve subject to revision. I calculated the impact on earnings per share as follows . . . $16.4-million reduction, divided by 178.2-million shares, equals a positive impact of 9.2-cents. Please advise if my calculation, or logic, is in error.

To further my understanding of what were the primary revenue and expense drivers of the Performance Incentive Plan, please provide, at your earliest convenience, all of the data on pages 5-6 and on page 3, for the years ending 1996, 1997, 1998 and 1999, treating AmSouth as a stand alone, pre-merger entity.

I do not wish to continue this correspondence ad-infinitum. Thus, let me try to be perfectly clear with my expectations. The description of the 1997-1999 Performance Incentive Plan on pages 19-20 and pages A1-A6 of the proxy statement dated March 10, 1997 is very general. For example, I would like to know what were the specific number of open market share purchases required and total dollars at risk for each plan participant. Frankly, as I understand that these open market purchases were supported share for share by an award of restricted stock, which is free, I fail to see how any participant was at financial risk. Perhaps you can enlighten me. I assume that a more detailed plan document exists, and if so, once again I ask for a copy at your earliest convenience.

Finally, I have twice asked the following question without a reply . . .

> ***how was the payout to each plan participant calculated?*** . . . your letter did not provide this information, nor did the letter from Mr. Yoder dated April 23. Please provide this information at your earliest convenience.

I appreciate your assistance in this matter and wish you the best in all endeavors.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

August 12, 2001

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

In the unlikely event that the postal service failed to deliver the attached correspondence, I submit it again for your earliest possible response. It has been nearly two months and the data I am seeking should not be difficult to put together.

Thanks in advance for your help in this matter.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

AmSouth Bancorporation
1900 Fifth Avenue North, Suite 1400
Birmingham, Alabama 35203
(205) 801-0265
Fax (205) 326-4072
lunderwo@amsouth.com

M. List Underwood, Jr.
Financial Group

AMSOUTH

August 17, 2001

Mr. Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, Georgia 30342

Dear Mr. Shepherd:

I received your later dated June 20, 2001 with your additional questions regarding our historical financial performance and payouts under the 1997 Performance Incentive Plan. In the order presented in your letter, here is our response:

First, you imply that the improvement in financial performance for the first nine months of 1999 as compared to the first nine months of 1998 was due to a reduction in the provision for loan losses. This is simply not the case. For a company of our size and complexity there are a multitude of factors that affect earnings in a particular reporting period. In fact, for the first nine months of 1999, net interest income was $46.0 million higher compared to the first nine months of 1998 and, on the same basis, noninterest revenues were $4.8 million higher. At the same time, noninterest expenses only increased $25.3 million. The loan loss provision was somewhat lower for the first nine months of 1999 compared to 1998 primarily from an approximately $10.0 million special provision that was recorded during 1998 for credit risk related to the Y2K. However, through the first three quarters of 1999, the provision for loan losses that was charged to expense still exceeded loans charged-off in each quarter. Our loan loss reserves are reviewed each quarter by our independent accountants and at least annually by our regulators, and both have consistently found AmSouth to be adequately reserved for loan losses.

Second, respectfully, we do not think it would be fruitful to provide any greater detail than we have already provided you on our financial performance for the years ended December 31, 1996 through 1999 to demonstrate the reasons why the Performance Incentive Plan goals were achieved. As we have advised you, both the ROE and earnings growth goals were exceeded. As noted above, no single factor drives the financial performance of a company our size. Certainly, AmSouth did repurchase shares during this period. However, we felt that to do so was the best use of available funds. As evidenced by the steady increase in the company's stock price during this period, the shares were indeed a "good buy". Moreover, the company did not then have to pay

dividends on those shares, saving it millions of dollars. Finally, while the company's extraordinary charges to earnings taken in connection with our First American merger in the second half of 1999 were not included in the calculation of the PIP payouts, to have done so would have been unfair to participants. This merger was an extraordinary opportunity to realize long term shareholder value. The opportunity came during the last months of the three-year performance period which had started January 1, 1997. The Executive Compensation Committee of the Board decided in its business judgment that the participants had fulfilled their obligations under the PIP plan notwithstanding the forward-looking merger charges.

Third, set forth below are the amounts of the open market purchases of stock made by the five executives named in the proxy statement. Each of these individuals borrowed these funds from an unaffiliated bank and pledged the shares purchased, as well as the restricted stock that was granted, as collateral. These borrowings from the unaffiliated bank would have been due and payable regardless of the performance of the company or its stock during this period.

Name	**Shares**	**Price**	**Amount**
Dowd Ritter	45,000	$49.8711	$2,244,199.50
Sloan Gibson	12,000	$49.8711	$ 598,453.20
Candice Bagby	12,000	$49.8711	$ 598,453.20
Rusty Stephenson	12,000	$49.8711	$ 598,453.20
Charles Mayer	12,000	$49.8711	$ 598,453.20

Finally, the amount payable to each PIP participant was calculated as described in our various proxy statements that have been issued since the start of the plan, now four years ago. Amounts paid under the PIP plan were more than two times the amount borrowed, but only as a result of an amendment to the plan when it was realized how much the goals would be exceeded by. Our independent Executive Compensation Committee approved the plan design and the ultimate payouts, in its business judgment. Moreover, the plan was referred to favorably in the media. See the attached copy of an article from *The Wall Street Journal* which appeared several months after the plan was put into place.

Mr. Shepherd, while we strive to answer all reasonable questions of our shareholders, we must decline to answer any further questions you might have on the PIP plan. We believe we have provided you with all the relevant information a reasonable investor would need. We invite you to now focus on our current financial performance.

Very truly yours,

M. List Underwood, Jr.

M. List Underwood, Jr.
Senior Vice President

November 5, 2001

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

Thank you for your letter dated August 17, 2001. It is unfortunate that you have chosen to discontinue further correspondence regarding the PIP program.

Given your decision, attached please find a shareowner proposal that I wish to share with fellow shareowners at the 2002 annual meeting. Please include this shareowner proposal in the 2002 proxy mailed to shareowners.

I have continuously held more than $2,000 in AmSouth stock for many years and plan to continue to hold this stock through the date of the 2002 annual meeting.

Given the problems associated with mail delivery since September 11, I have forwarded two copies of this correspondence to your attention.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

AmSouth Shareowner Proposal - November 5, 2001

Fellow shareowners, it is with a sense of profound regret that I submit this appeal for your thoughtful consideration.

In January, 2002, we completed a third consecutive year of sub-par performance and perhaps began a fourth. The dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999 prior to the First American merger, but since then has generally traded about 50% lower. While the collapse of our stock resulted in devastating losses for shareowners, senior managers escaped this debacle via the Performance Incentive Plan (PIP), a special compensation program involving the clever use of restricted stock.

Each PIP participant purchased AmSouth stock using funds borrowed from another bank. These purchased shares were pledged as collateral. However, participants received one ***free*** restricted share for each share purchased. For example, our CEO purchased 45,000 shares for $2.2-million, but received 45,000 ***free*** restricted shares, valued at $2.2-million, at the same time. Thus, by using shareowner resources, this transaction was essentially risk free. After the PIP ended in 1999, our CEO received an $8.8-million PIP payout. And, he still retained 45,000 ***free*** restricted shares. Taken together, he received about $10-million on a $2.2-million investment, a 355% return in just three years.

With about $20-million in PIP payments to just nine managers, I exchanged three letters with AmSouth seeking program details. In August, 2001, AmSouth discontinued further correspondence. I am still seeking the following information:

The PIP document.

A Pre-Merger Consolidated Statement Of Earnings And Balance Sheet For 1996 - 1999.

And Importantly, Details Of How PIP Payouts Were Specifically Calculated For Each Participant.

This information is important because one criteria which triggered PIP payouts was an 18% compound growth rate in diluted earnings per share (EPS), treating AmSouth as a pre-merger entity. This required EPS to increase from $1.03 at year end 1996 to $1.70 at year end 1999, or 67-cents. Through September 1999, when AmSouth last reported earnings as a pre-merger entity, 20-cents of the required 67-cents, or 30% of the total, had been achieved by a reduction in the provision for loan losses (PLL). PLL is an accounting reserve subject to revision. When PLL decreases, EPS increases.

Surely, fair minded people would agree that shareowners are entitled to a comprehensive explanation of the details of the PIP program.

In addition to $20-million in special PIP payments, senior managers received $13.5-million in regular compensation during the 1997-1999 period, $2.5-million of ***free*** restricted stock and 825,000 stock options. A grand total that approaches $40-million.

We desperately need to return sanity, and fundamental fairness, to our compensation program.

Resolved: That shareowners urge our Board to terminate the ***free*** restricted stock program, return all restricted shares to AmSouth and suspend further stock option grants until a formal written explanation of the specific details of the PIP are provided to shareowners.

AmSouth Bancorporation
Post Office Box 11007
Birmingham, Alabama 35288
(205) 320-7151

AMSOUTH

November 16, 2001

VIA FEDERAL EXPRESS & CERTIFIED
MAIL-RETURN RECEIPT REQUESTED

Elton W. Shepherd
720 Buff Drive, N.E.
Atlanta, Georgia 30342

Re: Shareholder Proposal dated November 5, 2001

Dear Mr. Shepherd:

On November 6, 2001, we received your proposal, dated November 5, 2001, for inclusion in AmSouth's proxy statement for the 2002 Annual Meeting. We would like to continue a dialogue with you about the subject of this proposal, and believe that we can resolve the concerns reflected in your proposal.

However, under SEC Rule 14a-8, which applies to shareholder proposals, we are notifying you that Rule 14a-8(b)(1) requires that you must have continuously held at least $2,000.00 in market value, or 1%, of AmSouth's common stock for at least one year by the date you submit your proposal. You must also continue to hold those securities through the date of the meeting. AmSouth's stock transfer records do not show your name as a registered holder of AmSouth common stock. We cannot, therefore, verify your eligibility to submit a shareholder proposal. The share ownership requirement is an eligibility requirement under Rule 14a-8(b). That rule explains how you prove eligibility when you are not a shareholder of record. Under Rule 14a-8(f) we are notifying you of your possible failure to comply with the eligibility requirement. Your response to this notification must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notification.

We are required to give you this technical response. As noted above, we look forward to talking to you. I will be calling you shortly.

Very truly yours,

M. List Underwood, Jr.

M. List Underwood, Jr.
Senior Vice President, Investor Relations

00723613.1

November 23, 2001

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

Thank you for your letter dated November 16, 2001 concerning my shareowner proposal dated November 5, 2001. My understanding is that you wish to verify my eligibility to submit a shareowner proposal. That verification, from SalomonSmithBarney, is attached.

I have continuously held more than $2,000 in AmSouth stock for many years and plan to continue to hold this stock through the date of the 2002 annual meeting.

I wish to share my shareowner proposal with fellow shareowners at the 2002 annual meeting. Please include this shareowner proposal in the 2002 proxy mailed to shareowners.

Given the problems associated with mail delivery since September 11, I have forwarded two copies of this correspondence to your attention.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342

SALOMON SMITH BARNEY
A member of citigroup

404-266-6300 • 800-688-6002

November 21, 2001

Amsouth Bank
P.O.Box 11007
Birmingham, AL 35288

RE: Elton W. Shepherd, Jr.

Dear Sirs:

As of November 5, 2001, the date Mr. Shepherd submitted his shareholder proposal, he was a record holder of 250.12370 shares of Amsouth Bancorporation. Mr. Shepherd purchased 225 shares on May 26, 1999. We currently hold the certificate in street name for Mr. Shepherd in his Salomon Smith Barney Individual Retirement Account.

We have attached evidence of the original purchase for your records.

Sincerely,

Thomas H. McLaren
Vice President
Control Administrator

THM/lc

SALOMON SMITH BARNEY INC. 3333 Peachtree Road NE, 8th Floor, Atlanta, GA 30326 FAX 404-262-9142

SMITH BARNEY
FOR INTERNAL USE ONLY

*** D17 ***

SELECT CLIENT IRA STATEMENT

JUNE 1 - JUNE 27, 1999   ELTON W SHEPHERD, JR

ACCOUNT NUMBER [redacted]

AILY ACTIVITY DETAILS

CCOUNT ACTIVITY

DATE	ACTIVITY	QUANTITY	DESCRIPTION		PRICE	AMOUNT	MONEY FUNDS BALANCE
			OPENING BALANCE			$ 0.00	$ 11,921.83
06/01/99	BOUGHT	225.00	AMSOUTH BANCORPORATION		27.75	-6,394.57	
06/01/99	REDEMPTION	-6,394.57	SB MONEY FUNDS CASH PORT CL A		1.00	6,394.57	
06/01/99	DIVIDEND		WACHOVIA CORP NEW	CASH DIV ON 301.5811 SHS		147.77	
06/01/99	REINVEST		WACHOVIA CORP NEW	WITHDRAWAL, PENDING REINVEST		-147.77	5,527.26
06/02/99	REINVEST	1.6792	WACHOVIA CORP NEW	REINVESTMENT SHS FOR 06/01/99 REINVESTED AMOUNT $147.77	88.00	0.00	
06/08/99	DIVIDEND		JOHNSON & JOHNSON	CASH DIV ON 105.0395 SHS		29.41	
06/08/99	REINVEST		JOHNSON & JOHNSON	WITHDRAWAL, PENDING REINVEST		-29.41	
06/09/99	REINVEST	.316	JOHNSON & JOHNSON	REINVESTMENT SHS FOR 06/08/99 REINVESTED AMOUNT $29.41	93.062	0.00	
06/11/99	REINVEST	38.50	SB MONEY FUNDS CASREINVESTEDA	FOR PERIOD 05/17/99-06/13/99 28 DAYS AVERAGE YIELD 4.33 %.			5,565.76
06/15/99	DIVIDEND		FIRST UNION CORP	CASH DIV ON 325.0000 SHS		152.75	
06/16/99	AUTOINVEST	152.75	SB MONEY FUNDS CASH PORT CL A		1.00	-152.75	5,718.51
06/18/99	FEE		$40 1999 RETIREMENT PLAN FEE	WAIVED FOR SELECT CLIENT		0.00	
			CLOSING BALANCE			$ 0.00	$ 5,718.51

ESSAGE: FOR CERTAIN EXCEPTIONALLY VOLATILE SECURITIES, PARTICULARLY SHARES OF "INTERNET COMPANIES," INVESTORS RUN THE RISK OF RECEIVING AN EXECUTION HAT IS SUBSTANTIALLY DIFFERENT FROM THE LAST OR QUOTED PRICE. IN THIS ENVIRONMENT, IT IS IMPORTANT TO KNOW YOUR OPTION TO PLACE A "LIMIT ORDER" OR "MARKET RDER," AND THE BENEFITS AND RISKS OF EACH TYPE OF ORDER. ADDITIONAL RISKS MAY BE INCURRED BY DAY TRADING OR TRADING SUCH SECURITIES ON MARGIN. YOUR INANCIAL CONSULTANT IS AVAILABLE TO DISCUSS THESE ISSUES WITH YOU, OR YOU CAN VISIT OUR WEBSITE AT WWW.SMITHBARNEY.COM

T SALOMON SMITH BARNEY, WE BELIEVE THAT OUR CLIENTS' TRUST IS OUR MOST IMPORTANT ASSET. BECAUSE WE KNOW THAT THE INFORMATION YOU SHARE WITH US IS MPORTANT TO YOU, WE HAVE ENCLOSED A PAMPHLET, PRIVACY PROTECTION AT SALOMON SMITH BARNEY, FEATURING THE CITIGROUP PRIVACY PROMISE FOR CONSUMERS. LEASE REVIEW THIS ENCLOSURE FOR DETAILS ON HOW YOUR PERSONAL INFORMATION IS PROTECTED.

AmSouth Bancorporation
1900 Fifth Avenue North, Suite 1400
Birmingham, Alabama 35203
(205) 801-0265
Fax (205) 326-4072
lunderwo@amsouth.com

M. List Underwood, Jr.
Financial Group

AMSOUTH

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 31 AM 11:25

January 29, 2002

VIA OVERNIGHT DELIVERY
Elton W. Shepherd
720 Buff Drive N.E.
Atlanta, Georgia 30342

RE: Shareholder Proposal

Dear Mr. Shepherd:

I appreciate your voice mail of Friday night in response to my earlier call. I was disappointed, however, that you now believe that meeting with us in person would not be useful.

We still believe that if we could sit down and meet with you, that we would have a good chance of answering your questions and reaching a satisfactory resolution. As we have discussed on several occasions, we would be glad to travel to Atlanta to meet with you or to reimburse your expenses to come to Birmingham to meet. We hope you will change your mind and call me at (205) 801-0265 at your earliest convenience to schedule a meeting to discuss these issues.

Very truly yours,

M. List Underwood, Jr.

M. List Underwood, Jr.
Senior Vice President

cc: Division of Corporation Finance
Securities and Exchange Commission

January 30, 2002

M. List Underwood, Jr.
Senior Vice-President
Investor Relations
AmSouth Bancorporation

Dear Mr. Underwood:

Thank you for your letter dated January 29, 2002 concerning my voice-mail to you the evening of Friday, January 25, 2002.

Your letter states that . . .

> "I appreciate your voice-mail of Friday night in response to my earlier call. I was disappointed, however, to learn that you now believe that meeting with us in person would not be useful."

This is an inaccurate description of my voice-mail.

As you know, in my voice-mail I recommended ***once again***, as I have in ***every*** letter and voice correspondence with you since the submission of my shareholder proposal dated November 5, 2001, that AmSouth reverse its decision to discontinue written correspondence with me and agree to provide specific written responses to my questions regarding the Performance Incentive Program (PIP).

Further, I have never precluded the possibility of meeting with you.

However, ***as you know*** from several phone conversations, I believe it would be ***fair*** and improve our chances of reaching a mutual understanding, if AmSouth would be ***completely forthcoming prior*** to any meeting we might schedule at some future time.

I am sure you understand my point-of-view and want to accurately reflect my views to the SEC. As always, thanks for your continuing help.

Yours for AmSouth,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
(404-365-8876)

cc

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd Submitted To AmSouth Bancorporation

December 24, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Reference: Shareowner Proposal of Elton W. Shepherd Submitted To AmSouth Bancorporation

Ladies and Gentlemen:

Thank you for this opportunity to address the SEC. On two occasions during this past year I have spoken via phone with members of your staff regarding your website and the regulations that cover shareowner proposals. These conversations were very helpful in guiding me through the shareowner proposal process and I am grateful. With regard to my communication with AmSouth, I have attempted to the best of my ability to comply with these regulations. My understanding is that I am entitled to respond to AmSouth's request that the SEC exclude my proposal from its 2002 proxy. My response is set forth below in the hope that you will deny AmSouth's request.

Background

On March 31, 2001 I submitted a letter to Mr. C. Dowd Ritter, AmSouth CEO, which included a number of specific questions regarding a special compensation plan known as the Performance Incentive Plan (PIP). Subsequent to a response on April 23, 2001 from AmSouth General Counsel Mr. Stephen A. Yoder, which did not answer all of my questions, I submitted a second letter dated May 20, 2001 seeking more information. An exchange of letters continued until August 17,2001 when Mr. M. List Underwood, Jr., AmSouth senior VP informed me that . . .

> "while we (AmSouth) strive to answer all reasonable questions of our shareholders, we must decline to answer any further questions you might have on the PIP plan. We believe we have provided you with all the relevant information a reasonable investor would need."

I respectfully disagree, but have attached all correspondence regarding the PIP compensation program so that you can objectively judge for yourself. Given AmSouth's decision to discontinue communication, I contacted the SEC, which ultimately resulted in my shareowner proposal.

Subsequent to the submission of my shareowner proposal on November 5, 2001, I received two additional letters from AmSouth (attached), both seeking to deny inclusion of my proposal in the 2002 proxy. In two phone conversations with Mr. Underwood I have suggested that AmSouth reverse its decision to discontinue communication and provide me with written responses to my questions. Mr. Underwood has indicated that AmSouth is unwilling to do so.

The Issue Before The SEC . . . Excessive Executive Compensation

In my shareowner proposal I conservatively estimated that a select group of senior AmSouth managers received compensation approaching $40-million from the PIP program and from other compensation programs during the 1997-1999 period. In its submission to the SEC, AmSouth did not question the accuracy of this estimate, which could mean that the actual amount was even higher.

It is likely that few shareowners comprehend the magnitude of executive compensation at AmSouth in recent years. Moreover, I believe a significant number of like-minded shareowners will support my proposal when the facts are presented in an objective manner. This is important because it will enable the shareowner community to come together as an informed group and express its concerns to management. Inclusion of my shareowner proposal in the 2002 proxy will initiate this process.

The Performance Incentive Plan's Special Feature . . . Restricted Stock

Under the PIP, each participant was required to purchase AmSouth stock using funds borrowed from another bank. These purchased shares were pledged as collateral. However, participants received one free restricted share for each share purchased. For example, CEO Ritter purchased 45,000 shares for $2.2-million, but received 45,000 free restricted shares, valued at $2.2-milliion, at the same time.

I fail to see how any fair minded person would view this arrangement as equitable. The restricted stock granted under the PIP program was absolutely free, it paid a dividend that could be applied to the outside bank loan due from each participant and it included voting rights that can be used against my shareowner proposal, should you require AmSouth to include it in its 2002 proxy.

Moreover, on page 20 of AmSouth's 1997 proxy, which outlined the general terms of the PIP program for shareowner approval, AmSouth pledged that PIP participants would "forego annual stock options and restricted stock grants through 1999." Yet, according to its 2001 proxy, CEO Ritter received a grant of free restricted stock valued at $2.47-million during 1999, an apparent violation of this pledge.

A Significant Contributor To Net Income Under The PIP . . . The Provision For Loan Losses (PLL)

One criteria which triggered PIP payouts was an 18% compound growth rate in diluted earnings per share (EPS) for the three year 1997-1999 period. Accordingly, in my first letter to CEO Ritter, I asked the following question . . .

> "Were any accounting reserves that had the effect of increasing reported expenses prior to 1/1/97 reversed during the 1997-1999 period, and if so, did the reversal of these accounting reserves affect the measurement of PIP performance criteria?

General Counsel Yoder in his response stated . . .

> "Any reversals of accounting reserves during the 1997-1999 period would not have materially affected whether or not the company exceeded the target of 18% earnings per share growth"

In my shareowner proposal I estimated that 30% of the growth in EPS during the PIP program resulted from a decrease in the provision from loan losses. AmSouth's submission to you did not question the accuracy of this estimate. I believe any fair minded person would consider a 30% contribution to EPS to be a "material" amount, especially when one considers the fact that reaching the EPS target triggered an estimated PIP payout of $20-million to a small, select group of senior managers. Thus, I respectfully disagree with Mr. Yoder.

It is important to note that the % contribution to EPS growth from the PLL could have been higher or lower because my estimate was based on the 33-month period ending in September 1999 when AmSouth last reported financial results as a pre-merger entity. I have asked AmSouth to provide stand alone financial data for the full 36-month period, but it has declined to do so. Perhaps you can encourage AmSouth to provide these data.

Maynard, Cooper & Gale . . . Please Bear In Mind I Am An Individual Shareowner, Not An Attorney

I. Mr. Shepherd Has Not Complied With The Eligibility Requirements . . .

I purchased 225 AmSouth shares on May 26, 1999. With dividends reinvested, this holding now stands at 250 plus shares. Salomon Smith Barney confirmed my holding in a letter to AmSouth dated November 21, 2001. I have indicated that I intend to continue to hold these shares through the date of the annual meeting. With all due respect, I do not have the slightest idea why AmSouth's attorney feels that I have failed to verify my eligibility. If I have done something wrong or need to do something further, please advise and I will take care of it immediately.

II. The Proposal Would Violate Law

The attorney feels that my proposal would require AmSouth to "breach its obligations under existing compensatory arrangements". Yet, AmSouth apparently amended the original terms of the PIP to exclude results from its merger partner, in order to achieve PIP goals. Secondly, the grant of $2.47-million in restricted stock to CEO Ritter in 1999 was an apparent violation of the original terms of the PIP. Thirdly, it is not uncommon for compensation plans to be modified or rescinded as circumstances dictate. Given our current economic recession, many companies have made such announcements. It seems that AmSouth is trying to have it both ways. Change the rules when it is financially beneficial to executives, but refuse to do so when such action would be financially beneficial to shareowners.

III. The Proposal's Supporting Statement Would Violate Proxy Rules . . . A) False and Misleading

1. Unsubstantiated opinion/forward looking statement . . . the stock market is an objective arbiter of the operating performance, management stewardship and future prospects of AmSouth. For three years, and soon to begin a

fourth, the investment community has supported the phrase "a third consecutive year of sub-par performance" by trading AmSouth stock at a price well below its historical high.

2. The phrase "while the collapse of our stock resulted in devastating losses for shareowners, senior managers escaped this debacle" is supported by the fact that PIP payouts, plus other 1997-1999 compensation programs, approached $40-million. Executive pay was increased significantly in 2000 and perhaps again in 2001. These increases in executive pay more than likely offset the drop in value of shares held by these executives, especially when one considers the fact that many of these shares were free grants of restricted stock. In the meantime, shareowners saw the value of our stock drop dramatically.

3. The phrase "thus by using shareowner resources, this transaction was essentially risk free" is supported again by using CEO Ritter as an example. He borrowed $2.2-million to purchase 45,000 shares, but at the same time was granted 45,000 free restricted shares with a value greater than $2.2-million when one adds dividends. When the purchased shares dropped in value, it was a simple matter to increase compensation through other programs, including a grant of $2.47-million in additional free restricted stock in 1999. I fail to see the risk.

4. The phrase "taken together he (CEO Ritter) received about $10-million on a $2.2-million investment, a 355% return in just three years" is supported by combining CEO Ritter's actual PIP cash payout of $8.7-million with an estimated value of $1.3-million for the 45,000 free restricted shares he received as a PIP participant. I am not grouping together CEO Ritter's purchase of 45,000 shares as indicated by the attorney. Nor am I engaging in hyperbole, as the facts, and the calculated return of 355%, speak for themselves.

III. The Proposal's Supporting Statement Would Violate Proxy Rules . . . B) Vague and Indefinite

The attorney states that "it is not clear what will qualify as a formal written explanation" under my proposal. I believe I have been abundantly clear and specific in my questions regarding the PIP (correspondence attached). AmSouth is a talented organization and could easily explain the revenue and expense drivers that resulted in achieving PIP goals, the treatment of any extraordinary items like accounting reserves, a specific explanation of how PIP awards were calculated for each participant, and a copy of the PIP document for those shareowners wishing to receive it.

IV. AmSouth Lacks the Power of Authority To Implement the Proposal

The attorney indicates that my proposal would violate Delaware law by requiring restricted stock recipients to return vested shares. If this is the case, I would be happy to amend my proposal to state that "all unvested restricted shares" be returned to AmSouth. If this is not satisfactory, please suggest language to me that would be appropriate.

Conclusion . . . I Have Been At This All Day, I Have Done My Best And I Am Very Tired

I hope that you will act favorably to include my proposal in AmSouth's 2002 proxy. As you might guess, I do not feel that AmSouth has been completely forthcoming, nor am I confident that notwithstanding your investor protections, AmSouth will ever provide sufficient information to fully understand the PIP program unless required to do so. Moreover, I am troubled by the apparent use of the loan loss provision, and perhaps other accounting reserves, to generate increases in reported EPS and ensure PIP payouts. If possible, I would like the SEC, as the accounting experts, to require AmSouth to provide **you** with the complete details of the PIP program. If, in your professional judgment, this compensation program meets your standards, I will withdraw my proposal.

Thanks for being there for me. You have an enormous responsibility. Merry Christmas.

Yours for the SEC,

Elton W. Shepherd
720 Buff Drive N. E.
Atlanta, Georgia 30342
404-365-8876

AmSouth Shareowner Proposal - November 5, 2001

Fellow shareowners, it is with a sense of profound regret that I submit this appeal for your thoughtful consideration. (19)

In January, 2002, we completed a third consecutive year of sub-par performance and perhaps began a fourth. The dimensions of this tragedy are manifest most obviously in the dramatic collapse of our stock price, which peaked at $34 in 1999 prior to the First American merger, but since then has generally traded about 50% lower. While the collapse of our stock resulted in devastating losses for shareowners, senior managers escaped this debacle via the Performance Incentive Plan (PIP), a special compensation program involving the clever use of restricted stock. (90)

Each PIP participant purchased AmSouth stock using funds borrowed from another bank. These purchased shares were pledged as collateral. However, participants received one ***free*** restricted share for each share purchased. For example, our CEO purchased 45,000 shares for $2.2-million, but received 45,000 ***free*** restricted shares, valued at $2.2-million, at the same time. Thus, by using shareowner resources, this transaction was essentially risk free. After the PIP ended in 1999, our CEO received an $8.8-million PIP payout. And, he still retained 45,000 ***free*** restricted shares. Taken together, he received about $10-million on a $2.2-million investment, a 355% return in just three years. (106)

With about $20-million in PIP payments to just nine managers, I exchanged three letters with AmSouth seeking program details. In August, 2001, AmSouth discontinued further correspondence. I am still seeking the following information: (34)

The PIP document.

A Pre-Merger Consolidated Statement Of Earnings And Balance Sheet For 1996 - 1999.

And Importantly, Details Of How PIP Payouts Were Specifically Calculated For Each Participant. (29)

This information is important because one criteria which triggered PIP payouts was an 18% compound growth rate in diluted earnings per share (EPS), treating AmSouth as a pre-merger entity. This required EPS to increase from $1.03 at year end 1996 to $1.70 at year end 1999, or 67-cents. Through September 1999, when AmSouth last reported earnings as a pre-merger entity, 20-cents of the required 67-cents, or 30% of the total, had been achieved by a reduction in the provision for loan losses (PLL). PLL is an accounting reserve subject to revision. When PLL decreases, EPS increases. (101)

Surely, fair minded people would agree that shareowners are entitled to a comprehensive explanation of the details of the PIP program. (21)

In addition to $20-million in special PIP payments, senior managers received $13.5-million in regular compensation during the 1997-1999 period, $2.5-million of ***free*** restricted stock and 825,000 stock options. A grand total that approaches $40-million. (39)

We desperately need to return sanity, and fundamental fairness, to our compensation program. (13)

Resolved: That shareowners urge our Board to terminate the ***free*** restricted stock program, return all restricted shares to AmSouth and suspend further stock option grants until a formal written explanation of the specific details of the PIP are provided to shareowners. (41) . . . 498

AmSouth Bank
Post Office Box 11007
Birmingham, Alabama 35288
(205) 326-4977

Office of General Counsel

AMSOUTH

February 11, 2002

VIA FEDERAL EXPRESS

Elton W. Shepherd
720 Buff Drive
Atlanta, Georgia 30342

RE: Shareholder Proposal of Elton W. Shepherd submitted to AmSouth Bancorporation

Dear Mr. Shepherd:

Enclosed is a copy of our proposed statement in opposition to your proposal. This statement would appear in AmSouth's proxy statement for the 2002 annual meeting. This statement has been drafted based on the text of your proposal and supporting statement originally submitted to us.

Very truly yours,

Carl L. Gorday

Carl L. Gorday
Assistant General Counsel

cc: Office of Chief Counsel
Division of Corporation & Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
(with enclosure)

00749974

Board of Directors Recommendation and Statement

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

AmSouth strives to communicate openly with its shareholders. We have collectively spent well over 150 hours attempting to provide Mr. Shepherd with information that could satisfy his concerns. At various points we concluded and advised Mr. Shepherd that his requests for information seemed to us designed to help him support his own conclusions and that there simply was not further information that could do so. We have advised him that he has based his proposal on a number of inaccurate assumptions. Ultimately, Mr. Shepherd responded with a proposal which we believe is too vague to implement, is not contractually permissible and that AmSouth does not have the power or authority to implement.

The Board believes that AmSouth's current executive compensation program with its three components of base salary, short-term incentives and long-term incentive compensation is appropriate for AmSouth. As described above in the Executive Compensation Committee Report on Executive Compensation, AmSouth's executive compensation program is designed to more closely align the executives' interests with shareholders' interests. Our emphasis on long-term incentives is an important component in assuring that the executive officers consider the long-term best interests of AmSouth in managing its business rather than managing for a "quick-hit" short-term gain.

If the proposal were to be adopted by the shareholders and if AmSouth were to implement it, the long term incentive component of executive compensation would be eliminated. AmSouth does not believe that such elimination would be in the shareholders' best interests. Since the compensation package that could be offered to existing and potential new executives would be limited and would be considered inferior to compensation packages that other companies are offering, AmSouth's ability to retain existing executives and to attract top-flight executives will be severely hampered. As a result, AmSouth's performance might suffer because of its inability to attract the best executives available. In addition, AmSouth would most likely have to offer a higher level of cash compensation to replace the eliminated performance-based incentive compensation and, thus, incur higher expenses. Most importantly, with the elimination of long-term incentive compensation, executive compensation would no longer be linked to returns realized by shareholders.

Furthermore, this proposal is so vague that it is unclear how AmSouth would implement it if it were approved. The proposal states that shareholders must receive " . . . formal written explanation of the specific details of the PIP [performance incentive plan] . . ." It is not clear what will qualify as a "formal written explanation" under the proposal. AmSouth, in each year in which it has been appropriate, provided disclosure pursuant to the SEC's rules regarding all its executive compensation programs, including the performance incentive program. This is the method by which AmSouth communicates with its shareholders: the SEC's rules governing proxy statements. We would not know how to provide a "formal written explanation" outside the guidelines of the SEC's integrated disclosure system and AmSouth's determinations of materiality.

Finally, AmSouth does not have the power or authority to implement the proposal. AmSouth's LTIP was approved by shareholders. Once options are awarded, the stock option contracts are legally binding obligations with the participating employees. It is not within management's purview, as this proposal suggests, to alter terms of the contracts, once accepted. Furthermore, once restricted shares are granted, and once shares are purchased in a program such as the Performance Incentive Plan, those shares are owned by the holders of these shares, subject only to the conditions, if any, of their vesting. In any event, AmSouth cannot legally compel their return.

In summary, the Board believes that the compensation practices established by the Executive Compensation Committee properly align the interests of AmSouth's executives with those of its shareholders by directly tying many components of an executive's compensation to AmSouth's performance. Consequently, the Board does not believe that any substantial benefit will result from an affirmative vote on this proposal. For these reasons, the Board recommends that you vote AGAINST the proposal.

Effect Of Adoption

Adoption of this proposal would not, in any event, change the compensation practices regarding AmSouth's executives. It would merely constitute a recommendation that the Board take the necessary steps to change the compensation practices for AmSouth's executives. If this proposal is adopted, and if the Board subsequently agrees with the recommendation, implementation of the proposal could not take effect until current employment contracts with AmSouth executives officers have ended. A vote in favor of this proposal, therefore, constitutes an advisory recommendation to the Board.

Effect of Management Vote on Proposal

Because the directors and officers of AmSouth own beneficially less than 1.5% of the outstanding voting shares, their votes are not likely to have a material impact on whether this proposal is adopted.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated December 20, 2001

The proposal urges the board to "terminate the free restricted stock program, return all restricted shares to AmSouth and suspend further stock option grants" until specific details of the performance incentive plan are provided to AmSouth shareholders.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that AmSouth failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in AmSouth's request for additional information from the proponent. Accordingly, unless the proponent provides AmSouth with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmSouth omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to conclude that AmSouth has met its burden of establishing that the proposal would violate applicable state and federal law. Accordingly, we do not believe that AmSouth may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that AmSouth may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the phrase that begins "In January 2002, we completed . . ." and ends ". . . dramatic collapse of our stock price" as the proponent's opinion;

- delete the sentence that begins "While the collapse . . ." and ends ". . . escaped this debacle"; and

- delete the sentence that begins "Thus by using . . ." and ends ". . . essentially risk free."

Accordingly, unless the proponent provides AmSouth with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AmSouth omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor